Exhibit (a)(13)

                                                             Emerson contact:
                                                             Carter L. Dunkin
                                                             or Walter J. Sharp
                                                             314-982-1700


FOR IMMEDIATE RELEASE


                 EMERSON ELECTRIC CO. ANNOUNCES EXPIRATION OF
                   TENDER OFFER FOR DANIEL INDUSTRIES, INC.

         ST. LOUIS, June 16, 1999 -- Emerson Electric Co. (NYSE: EMR) announced today that it has accepted for payment and will promptly pay for all shares of common stock of Daniel Industries, Inc. (NYSE: DAN) validly tendered pursuant to its tender offer to acquire all outstanding shares of Daniel for $21.25 per share in cash. The offer, which was made through Emerson's wholly-owned subsidiary, Emersub LXXIV, Inc., expired at midnight, EDT, on Tuesday, June
15, 1999.

         Approximately 18,454,232 shares of Daniel Industries, Inc. common stock were tendered, including shares tendered pursuant to guarantees of delivery, in the offer. The shares tendered represent approximately 94.7 percent of the outstanding shares of Daniel.

         The tender offer was made under the previously announced merger agreement among Emerson, Emersub and Daniel. Emerson intends to complete promptly a short-form merger of Emersub into Daniel under Delaware law. Pursuant to the merger agreement, any shares of Daniel not tendered and purchased in the tender offer will be converted into the right to receive $21.25 in cash, subject to appraisal rights.

         Daniel's strengths in process controls in the oil and gas industry will complement the process control markets of Emerson's Fisher-Rosemount companies.

         Emerson Electric Co., based in St. Louis, is a global manufacturer with market and technology leadership in the areas of process control, industrial automation, electronics, HVAC, appliance components, electric motors, tools and storage products. Fiscal 1998 sales totaled $13.4 billion.